                                               Filed Pursuant to Rules 424(b)(3)
                                               and 424(c) of Regulation C

                                               Registration No. 333-50701


                                    VIB CORP
                                   SUPPLEMENT
                                       TO
                    REOFFER PROSPECTUS DATED APRIL 22, 1998

     This Supplement to Reoffer Prospectus (this "Supplement") covers the resale by Jack Brittain, Jr. (the "Selling Shareholder"), Executive Vice President and Chief Credit Officer of Valley Independent Bank, a wholly-owned subsidiary of VIB Corp (the "Company"), of 8,976 shares of the Company's common stock, no par value per share (the "Common Stock"), acquired pursuant to that certain stock option agreement executed by and between the Company and the Selling Shareholder in connection with the VIB Corp 1997 Stock Option Plan (the "Plan").

     The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System National Market under the trading symbol "VIBC." The last sale price for the Common Stock as so reported was on September 9, 1998 and was $11.75 per share. The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholder.

     On June 12, 1998, a Supplement to Reoffer Prospectus covering the resale by Dennis L. Kern, President and Chief Executive Officer, of 5,000 shares of Common Stock acquired pursuant to that certain stock option agreement executed by and between the Company and Mr. Kern in connection with the Plan, was filed with the Securities and Exchange Commission. The 5,000 shares of Common Stock were sold through Sutro & Co., Incorporated, a licensed broker ("Sutro"), on the Nasdaq National Market System on or about June 18, 1998. The Company did not receive any of the proceeds from the sale.

     On May 20, 1998, a Supplement to Reoffer Prospectus covering the resale by Harry G. Gooding, III, Executive Vice President and Chief Financial Officer, of 7,252 shares of Common Stock acquired pursuant to that certain stock option agreement executed by and between the Company and Mr. Gooding in connection with the Plan, was filed with the Securities and Exchange Commission. The 7,252 shares of Common Stock were sold through Sutro on the Nasdaq National Market System on or about May 22, 1998. The Company did not receive any of the proceeds from the sale.

                              PLAN OF DISTRIBUTION

     The Company has been notified that 8,976 shares of the Common Stock will be sold through Sutro. The 8,976 shares of Common Stock will be sold on the Nasdaq National Market System at market in multiple transactions on or about the following dates: September 15, October 20, and December 20, 1998. Sutro will receive a 1/4% commission for their services in connection with the proposed sale. Other than as disclosed herein, there are no other material terms concerning the proposed sale.

               The date of this Supplement is September 10, 1998.